Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-211864

Supplementing the Preliminary Prospectus Supplement dated June 7, 2016

(To Prospectus dated June 6, 2016)

Nevro Announces Proposed Public Offering of $125 Million Convertible Senior Notes

REDWOOD CITY, Calif., June 6, 2016 /PRNewswire/ — Nevro Corp. (NYSE: NVRO), a global medical device company that is providing innovative evidence-based solutions for the treatment of chronic pain, today announced that it intends to offer, subject to market conditions and other factors, $125 million aggregate principal amount of convertible senior notes due 2021 in a public offering registered under the Securities Act of 1933, as amended. In addition, Nevro expects to grant the underwriters a 30-day option to purchase up to an additional $18.75 million aggregate principal amount of such notes to cover over-allotments, if any.

J.P. Morgan and Morgan Stanley are acting as joint book-running managers for the offering.

The interest rate, conversion rate, conversion price and certain other terms of the notes will be determined by negotiations between Nevro and the underwriters. When issued, the notes will be unsecured obligations of Nevro, and will pay interest semi-annually. The notes will mature on June 1, 2021, unless repurchased or converted in accordance with their terms prior to such date. Prior to December 1, 2020, the notes will be convertible only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the notes may be settled in shares of Nevro’s common stock, cash or a combination of cash and shares of Nevro’s common stock, at Nevro’s option. Holders of the notes will have the right to require Nevro to repurchase all or any portion of their notes at 100% of their principal, plus any accrued and unpaid interest, upon the occurrence of certain fundamental change events.

In connection with the offering of the notes, Nevro expects to enter into privately-negotiated convertible note hedge transactions with one or more of the underwriters or their affiliates (in this capacity, the “option counterparties”). These transactions will cover, subject to customary anti-dilution adjustments, the number of shares of Nevro’s common stock that will initially underlie the notes, and are expected generally to reduce the potential equity dilution, and/or offset in part cash payments due in excess of the principal amount of converted notes, as the case may be, upon conversion of the notes. Nevro also expects to enter into separate, privately-negotiated warrant transactions with the option counterparties at a higher strike price relating to the same number of shares of Nevro’s common stock, subject to customary anti-dilution adjustments, pursuant to which Nevro will sell warrants to the option counterparties. The warrants could have a dilutive effect to the extent that the price of Nevro’s common stock exceeds the strike price of those warrants.

Nevro intends to use a portion of the net proceeds from this offering and the proceeds from the warrant transactions to fund the cost of the convertible note hedge transactions. Nevro intends to use approximately $21.0 million of the net proceeds to repay in full an existing term loan agreement, including the associated closing and repayment fees, with Capital Royalty Partners and certain of its affiliates. Nevro intends to use any remaining proceeds for general corporate purposes, which may include continuing commercialization of its Senza spinal cord stimulation system, funding research and development and increasing working capital.

If the underwriters exercise their over-allotment option, Nevro intends to sell additional warrants to the option counterparties and use a portion of the net proceeds from the sale of the additional notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions with the option counterparties and for the purposes outlined in the preceding paragraph.

Nevro has been advised that in connection with establishing their initial hedges of the convertible note hedge and warrant transactions, the option counterparties and/or their affiliates expect to enter into various derivative transactions with respect to Nevro’s common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of the notes and/or our common stock concurrently with or shortly after the pricing of the notes, and could result in a higher effective conversion price for the notes.

In addition, the option counterparties and/or their affiliates may modify their hedge positions by entering into or unwinding various derivative transactions and/or purchasing or selling Nevro’s common stock or other of Nevro’s securities in secondary market transactions from time to time following the pricing of the notes and prior to maturity of the notes (and are likely to do so during any observation period related to any conversion of the notes).

The potential effect, if any, of these transactions and activities on the market price of Nevro’s common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of Nevro’s common stock, which could affect the ability to convert the notes, the value of the notes and the amount of cash, if any, and the number of and value of shares of Nevro’s common stock, if any, holders will receive upon conversion of the notes.

The notes will be issued pursuant to an effective registration statement filed with the Securities and Exchange Commission on June 6, 2016. Before investing in the offering, interested parties should read the prospectus supplement for such offering, the related prospectus and the other documents Nevro has filed with the Securities and Exchange Commission. Copies of the preliminary prospectus supplement relating to the offering may be obtained, when available, from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204, or from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by telephone at (866) 718-1649, or by emailing prospectus@morganstanley.com. Copies of the prospectus supplement may also be obtained by visiting EDGAR on the Securities and Exchange Commission’s website at http://www.sec.gov.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any notes or common stock, nor shall there be any sale of notes or common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if made at all, will be made only by means of a prospectus supplement and an accompanying prospectus.

About Nevro

Headquartered in Redwood City, California, Nevro is a global medical device company focused on providing innovative products that improve the quality of life of patients suffering from debilitating chronic pain. Nevro has developed and commercialized the Senza spinal cord stimulation (SCS) system, an evidence-based neuromodulation platform for the treatment of chronic pain. The Senza system is the only SCS system that delivers Nevro’s proprietary HF10 therapy. Senza, HF10, Nevro and the Nevro logo are trademarks of Nevro.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon information that is currently available to us or our current expectations, speak only as of the date hereof, and are subject to numerous risks and uncertainties, including the timing, size and nature of the proposed convertible notes offering and related convertible note hedge and warrant transactions, the conditions affecting the capital markets, general economic, industry, or political conditions, and the satisfaction of customary closing conditions related to the proposed public offering. These factors, together with those that are described under the section “Risk Factors” in the preliminary prospectus supplement relating to the proposed offering, as filed with the Securities and Exchange Commission on June 6, 2016, including the documents incorporated by reference therein, and Nevro’s subsequent filings made with the Securities and Exchange Commission, may cause our actual results, performance or achievements to differ materially and adversely from those anticipated or implied by our forward-looking statements. We expressly disclaim any obligation, except as required by law, or undertaking to update or revise any such forward-looking statements.

Investor Relations Contact:

Nevro Investor Relations

Katherine Bock

(650) 433-3247

ir@nevro.com

SOURCE Nevro Corp.